Exhibit (d)(1)

TENDER OFFER AGREEMENT

THIS TENDER OFFER AGREEMENT (this “Agreement”) is made as of December 6, 2024 (the “Effective Date”), by and between CVR Energy, Inc., a Delaware corporation (the “Company”), Carl C. Icahn, Icahn Enterprises L.P., a Delaware limited partnership (“IEP”), and Icahn Enterprises Holdings L.P., a Delaware limited partnership (“Icahn Enterprises” and, together with Mr. Icahn and IEP, the “Icahn Parties”). The Company and the Icahn Parties are at times referred to herein individually as a “Party” and collectively as the “Parties.”

RECITALS

WHEREAS, Icahn Enterprises is currently the beneficial owner of approximately 66.3% of the outstanding shares of common stock, par value $0.01 per share, of the Company (the “Common Stock”);

WHEREAS, Icahn Enterprises intends to commence a tender offer (the “Tender Offer”) pursuant to a Schedule TO, an Offer to Purchase, Letter of Transmittal and other ancillary documentation to be filed by the Icahn Parties with the Securities and Exchange Commission (the “SEC”) (as such documentation may be amended and supplemented, the “Offer Documents”), to purchase up to a maximum of 17,753,322 shares of Common Stock in the aggregate, at a price of $18.25 per share of Common Stock, in cash, on the terms and subject to the conditions to be set forth in the Offer Documents;

WHEREAS, the offeror in the Tender Offer will be Icahn Enterprises;

WHEREAS, the Board of Directors of the Company (the “Board”) previously appointed a special committee of the Board comprised of independent and disinterested directors (the “Special Committee”) and authorized the Special Committee to consider, evaluate and negotiate on behalf of the Company certain strategic transactions available to the Company and its subsidiaries (other than UAN and its subsidiaries);

WHEREAS, on November 6, 2024, the Board (A) delegated to the Special Committee the exclusive power and authority of the Board to (i) make such investigation of the Tender Offer and potential alternatives to the Tender Offer (each, an “Alternative Transaction”), including maintaining the status quo, as the Special Committee deems necessary or appropriate, (ii) review and evaluate the terms and conditions, and determine the advisability, of the Tender Offer or any Alternative Transaction, (iii) negotiate, or delegate the ability to negotiate to any persons, the terms and conditions of the Tender Offer or any Alternative Transaction, (iv) determine whether the Tender Offer or any Alternative Transaction is fair to, and in the best interests of, the Company and the stockholders of the Company (other than the Icahn Parties and their Affiliates) (the “Public Stockholders”), (v) determine what action, if any, should be taken by the Company with respect to the Tender Offer (including making a determination with respect to and, if appropriate, determining not to proceed with the Tender Offer and any Alternative Transaction), (vi) authorize, recommend, approve or reject or take other action with respect to, as applicable, the Tender Offer or any Alternative Transaction, and (vii) make a recommendation, in accordance with Rule 14e-2 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to the Public Stockholders whether or not to approve, participate in, reject, remain neutral or take other action with respect to the Tender Offer and (B) authorized the Special Committee to make a recommendation to the Board whether to approve, participate in, reject or take other action with respect to any Alternative Transaction;

WHEREAS, the Special Committee retained independent financial and legal advisors to assist it in reviewing, considering, evaluating and negotiating the Tender Offer and this Agreement;

WHEREAS, on November 8, 2024, the Company received a non-binding proposal letter from IEP proposing that Icahn Enterprises, or a subsidiary thereof, commence the Tender Offer to acquire up to 15,000,000 shares of Common Stock for a purchase price of $17.50 per share and indicating IEP’s willing to agree to certain contractual provisions for the benefit of the Public Stockholders following completion of the Tender Offer;

WHEREAS, the Special Committee has reviewed, considered, evaluated and negotiated the terms and conditions of the Tender Offer and this Agreement;

WHEREAS, the Special Committee has determined to express no opinion and remain neutral with respect to the Tender Offer; and

WHEREAS, Icahn Enterprises has agreed to commence the Tender Offer pursuant to the terms and conditions of this Agreement.

NOW, THEREFORE, in consideration of the foregoing recitals and the mutual promises and covenants hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

AGREEMENT

1. TENDER OFFER

1.1	Commencement of Tender Offer. Subject to the terms and conditions of this Agreement, Icahn Enterprises shall commence the Tender Offer as soon as reasonably practicable on the date hereof. On the date hereof, Icahn Enterprises shall file with the SEC the Offer Documents reflecting the offer to purchase up to a maximum of 17,753,322 shares of Common Stock in the aggregate at a price of $18.25 per share (such amount or any greater amount per share to be paid pursuant to the Tender Offer being hereinafter referred to as the “Offer Price”), subject to any required withholding of taxes, net to the seller in cash, without interest, and subject to other terms of this Agreement, and shall cause the Offer Documents to be disseminated to the stockholders of the Company as and to the extent required by federal securities laws. The obligations of Icahn Enterprises (and/or one or more direct or indirect wholly-owned subsidiaries of Icahn Enterprises) to, and of IEP to cause Icahn Enterprises (and/or one or more direct or indirect wholly-owned subsidiaries of Icahn Enterprises) to, accept for payment, and pay for, any shares of Common Stock tendered pursuant to the Tender Offer shall be subject to the conditions set forth in Exhibit A (as they may be amended in accordance with this Agreement, the “Offer Conditions”).

1.2	Expiration of the Offer. The expiration date of the Tender Offer pursuant to the Offer Documents shall be one minute after 11:59 p.m., New York City time, on January 6, 2025 (the “Initial Expiration Date”) or, if the Tender Offer has been extended, at the time and date to which the Tender Offer has been so extended (the Initial Expiration Date or such later time and date to which the Tender Offer has been extended in accordance with this Agreement, the “Expiration Date”). Icahn Enterprises expressly reserves the right, at any time, to, in its sole discretion, waive, in whole or in part, any Offer Condition or modify the terms of the Tender Offer; provided, however, that, without the prior written consent of the Company, acting through the Special Committee, Icahn Enterprises shall not (i) increase or reduce the number of shares of Common Stock subject to the Tender Offer, (ii) reduce the Offer Price or change the form of consideration payable in the Tender Offer, (iii) add to the Offer Conditions or modify or change any condition to the Tender Offer to make such or any other condition to the Tender Offer more difficult to satisfy or in a manner adverse to the holders of shares of Common Stock (other than IEP and its Affiliates) or which would delay consummation of the Tender Offer, or (iv) otherwise amend, modify or supplement the Tender Offer in a manner materially adverse to the holders of shares of Common Stock (other than IEP and its Affiliates). Unless an Offer Condition is not satisfied or becomes incapable of being satisfied, Icahn Enterprises shall not terminate the Tender Offer prior to any scheduled Expiration Date without the prior written consent of the Company, acting through the Special Committee.

1.3	Payment. Subject to the satisfaction or waiver (to the extent permitted by this Agreement and applicable Law) by Icahn Enterprises of the Offer Conditions as of any scheduled Expiration Date, Icahn Enterprises (and/or one or more direct or indirect wholly-owned subsidiaries of Icahn Enterprises) shall, and IEP shall cause Icahn Enterprises (and/or one or more direct or indirect wholly-owned subsidiaries of Icahn Enterprises) to, consummate the Tender Offer and accept for payment and pay for (subject to any withholding of tax pursuant to this Section 1.3) all shares of Common Stock validly tendered and not validly withdrawn pursuant to the Tender Offer promptly (and in any event within two Business Days) after the expiration of the Tender Offer on such Expiration Date. The Offer Price shall, subject to any required withholding of taxes, be net to the seller in cash, upon the terms and subject to the conditions of the Tender Offer. The Company agrees that no shares of Common Stock held by the Company or any of its Subsidiaries will be tendered to Icahn Enterprises pursuant to the Tender Offer. Acceptance for payment of shares of Common Stock pursuant to and subject to the conditions of the Tender Offer upon the expiration of the Tender Offer is referred to in this Agreement as the “Offer Closing,” and the date on which the Offer Closing occurs is referred to in this Agreement as the “Offer Closing Date.” Icahn Enterprises (and/or one or more direct or indirect wholly-owned subsidiaries of Icahn Enterprises) or Broadridge Corporate Issuer Solutions, LLC (the “Depositary”) shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to the Tender Offer to any holder of shares of Common Stock such amounts as Icahn Enterprises (and/or one or more direct or indirect wholly-owned subsidiaries of Icahn Enterprises) or the Depositary is required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code of 1986, as amended, and applicable Treasury Regulations issued pursuant thereto (the “Code”), or any provision of state or local tax law. To the extent that amounts are so withheld and paid over to the appropriate taxing authority, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Common Stock in respect of which such deduction and withholding was made.

1.4	SEC Filings. Icahn Enterprises agrees that the Offer Documents, on the date filed with the SEC and on the date first published, sent or given to the Company’s stockholders, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that no representation is made by Icahn Enterprises with respect to written information supplied by the Company specifically for inclusion in the Offer Documents (or any document incorporated by reference in the Offer Documents). Icahn Enterprises shall cause the Schedule TO (i) to be promptly disseminated to the holders of the shares of Common Stock as and to the extent required by applicable federal securities laws, (ii) to be amended or supplemented to the extent required by applicable federal securities laws, and (iii) to comply as to form in all material respects with the requirements of the Exchange Act and other applicable federal securities laws. The Company, on the one hand, and each of IEP and Icahn Enterprises, on the other hand, shall promptly correct any information provided by it for use in the Offer Documents if and to the extent that it shall be or shall have become false or misleading in any material respect, and Icahn Enterprises and IEP shall cause the Offer Documents as so corrected to be filed with the SEC and disseminated to holders of the shares of Common Stock, in each case, as and to the extent required by applicable federal securities laws. The Company, the Special Committee and their respective counsels shall be given a reasonable opportunity to review and comment on the Schedule TO, and amendments thereof, and the other Offer Documents prior to their filing with the SEC or dissemination to stockholders of the Company, and the Icahn Parties shall give reasonable and good faith consideration to all additions, deletions or changes suggested thereto by the Company, the Special Committee and their counsels. In the event that any of the Icahn Parties receives any comments from the SEC or its staff with respect to the Offer Documents or amendments thereof, each shall use its reasonable best efforts to (i) respond promptly to such comments and (ii) take all other actions necessary to resolve the issues raised therein.

1.5	Adjustments to Offer Price. The Offer Price shall be adjusted to the extent appropriate to reflect the effect of any stock split, division or subdivision of shares of Common Stock, stock dividend, reverse stock split, consolidation of shares of Common Stock, reclassification, recapitalization or other similar transaction with respect to the shares of Common Stock occurring or having a record date on or after the date of this Agreement and prior to the payment by Icahn Enterprises for the shares of Common Stock; provided that in no event shall any adjustment be made to the Offer Price with respect to any change during such period that results from any exercise or vesting of any equity awards of the Company and/or the issuance of any shares of Common Stock with respect to any of the foregoing.

1.6	Offer Documents; Schedule 14D-9. Without limiting any other provision of this Agreement, whenever any party hereto becomes aware of any event or change which is required to be set forth in an amendment or supplement to the Offer Documents or the Schedule 14D-9 (as defined below), such party shall promptly inform the other parties thereof and each of the parties shall cooperate in the preparation, filing with the SEC and (as and to the extent required by applicable federal securities laws) dissemination to the Company’s stockholders of such amendment or supplement.

2. COMPANY ACTIONS

2.1	Schedule 14D-9. Promptly after the Offer Documents are filed with the SEC (and, in any event, on the same day), the Company shall file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 (together with all further amendments, supplements and exhibits thereto, the “Schedule 14D-9”), which shall provide that the Special Committee, acting in accordance with an express delegation of authority from the Board, has determined to express no opinion and remain neutral with respect to the Tender Offer. The Company shall cause the Schedule 14D-9 (i) to be promptly disseminated to the holders of the shares of Common Stock as and to the extent required by applicable federal securities laws, (ii) to be amended or supplemented only to the extent required by applicable federal securities laws, and (iii) to comply as to form in all material respects with the requirements of the Exchange Act and other applicable federal securities laws. IEP and Icahn Enterprises shall promptly furnish to the Company in writing all information concerning IEP and Icahn Enterprises that may be reasonably requested by the Company or required by applicable federal securities laws for inclusion in the Schedule 14D-9. The Company, on the one hand, and each of IEP and Icahn Enterprises, on the other hand, shall promptly correct any information provided by it for use in the Schedule 14D-9 if and to the extent that it shall be or shall have become false or misleading in any material respect, and the Company shall cause the Schedule 14D-9 as so corrected to be filed with the SEC and disseminated to holders of the shares of Common Stock, in each case, as and to the extent required by applicable federal securities laws. IEP and its counsel shall be given a reasonable opportunity to review and comment on the Schedule 14D-9, and amendments thereof prior to their filing with the SEC or dissemination to stockholders of the Company, and the Company shall give reasonable and good faith consideration to all additions, deletions or changes suggested thereto by IEP and its counsel. In the event that the Company receives any comments from the SEC or its staff with respect to the Schedule 14D-9 or amendments thereof, the Company shall use its reasonable best efforts to (i) respond promptly to such comments and (ii) take all other actions necessary to resolve the issues raised therein.

2.2	Stockholder Lists. In connection with the Tender Offer, the Company shall, and shall cause its transfer agent to, promptly (but in any event not later than three (3) Business Days following the date hereof) furnish Icahn Enterprises or its designated agent with mailing labels containing the names and addresses of all record holders of shares of Common Stock and with security position listings of shares of Common Stock held in stock depositories, each as of a recent date, together with all other available listings and computer files containing names, addresses and security position listings of record holders and beneficial owners of shares of Common Stock. The Company shall promptly furnish Icahn Enterprises with such additional information, including updated listings and computer files of stockholders, mailing labels and security position listings, and such other assistance as Icahn Enterprises or its agents may reasonably require in communicating the Tender Offer to the record and beneficial holders of shares of Common Stock.

3. INDEMNIFICATION

3.1	Company Indemnification. To the extent permitted by law, the Company will indemnify, defend and hold harmless Icahn Enterprises and its Affiliates (other than the Company and its Subsidiaries) and each Person, if any, who controls (within the meaning of the Securities Act of 1933, as amended (the “Securities Act”)) Icahn Enterprises or any of its Affiliates against any and all Losses to which any of the foregoing Persons may become subject:

(a) under the Exchange Act, insofar as such Losses arise out of or are based upon any of the following statements, omissions or violations: (i) any untrue statement or alleged untrue statement of a material fact contained in the Schedule 14D-9 or any exhibits or any amendments or supplements thereto, or any document incorporated by reference therein; or (ii) the omission or alleged omission to state therein a material fact required to be stated in the Schedule 14D-9 or any exhibits or any amendments or supplements thereto, or any document incorporated by reference therein, or necessary to make the statements therein not misleading; provided, however, that the Company shall not be liable in any such case for any such Losses to the extent that they arise out of or are based upon a violation that occurs in reliance upon and in conformity with written information furnished by or on behalf of Icahn Enterprises or any of its Affiliates (other than the Company) expressly for use in connection with the Tender Offer; and

(b) insofar as such Losses are based upon a breach or non-fulfillment of any provision of this Agreement by the Company.

3.2	Icahn Enterprises Indemnification. To the extent permitted by law, IEP and Icahn Enterprises will, jointly and severally, indemnify, defend and hold harmless the Company and its Subsidiaries and each Person, if any, who controls (within the meaning of the Securities Act) the Company and its Subsidiaries, against any and all Losses to which any of the foregoing Persons may become subject:

(a)  under the Exchange Act, insofar as such Losses arise out of or are based upon any of the following statements, omissions or violations: (i) any untrue statement or alleged untrue statement of a material fact contained in the Schedule TO or the other Offer Documents or any exhibits or any amendments or supplements thereto, or any document incorporated by reference therein that occurs in reliance upon and in conformity with written information furnished by Icahn Enterprises or any of its Affiliates (other than the Company) expressly for use in connection with the Tender Offer (including information incorporated by reference to any filings made by Icahn Enterprises or its Affiliates (other than the Company) with the SEC); or (ii) the omission or alleged omission to state therein a material fact pertaining to Icahn Enterprises or any of its Affiliates (other than the Company) required to be stated in the Schedule TO or the other Offer Documents or any exhibits or any amendments or supplements thereto, or any document incorporated by reference therein, or necessary to make the statements therein not misleading; provided, however, that Icahn Enterprises shall not be liable in any such case for any such Losses to the extent that they arise out of or are based upon a violation that occurs in reliance upon and in conformity with written information furnished by or on behalf of the Company or any of its Subsidiaries expressly for use in connection with the Tender Offer; or

(b) insofar as such Losses arise out of or are based upon a breach or non-fulfillment of any provision of this Agreement by any of the Icahn Parties.

3.3	Indemnification Notice. Promptly after receipt by any Person entitled to seek indemnification pursuant to Sections 3.1 or 3.2 (an “Indemnified Party”) of notice of the commencement of any action (including any governmental action), such Indemnified Party shall, if a claim in respect thereof is to be made against any party hereto required to provide indemnification pursuant to Sections 3.1 or 3.2 (an “Indemnifying Party”), deliver to the Indemnifying Party a written notice of the commencement thereof and the Indemnifying Party shall have the right to participate in and, to the extent the Indemnifying Party so desires, jointly with any other Indemnifying Party similarly noticed, to assume the defense thereof with counsel mutually satisfactory to the parties; provided, however, that an Indemnified Party (together with all other Indemnified Parties that may be represented without conflict by one counsel) shall have the right to retain one separate counsel, with the fees and expenses to be paid by the Indemnifying Party, if representation of such Indemnified Party by the counsel retained by the Indemnifying Party would be inappropriate due to actual or potential differing interests between such Indemnified Party and any other party represented by such counsel in such proceeding. The failure to deliver written notice to the Indemnifying Party within a reasonable time of the commencement of any such action, if prejudicial to its ability to defend such action, shall relieve such Indemnifying Party of any liability to the Indemnified Party under this Section 3, but the omission to deliver written notice to the Indemnifying Party will not relieve it of any liability that it may have to any Indemnified Party otherwise than under this Section 3.

3.4	Contribution. If the indemnification provided for in this Section 3 is held by a court of competent jurisdiction to be unavailable to an Indemnified Party with respect to any Losses referred to therein, then the Indemnifying Party, in lieu of indemnifying such Indemnified Party hereunder, shall contribute to the amount paid or payable by such Indemnified Party as a result of such Losses in such proportion as is appropriate to reflect the relative fault of the Indemnifying Party on the one hand and of the Indemnified Party on the other in connection with the statements or omissions that resulted in such Losses as well as any other relevant equitable considerations. The relative fault of the Indemnifying Party and of the Indemnified Party shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission to state a material fact relates to information supplied by the Indemnifying Party or by the Indemnified Party and the parties’ relative intent, knowledge, access to information, and opportunity to correct or prevent such statement or omission. The amount paid or payable by an Indemnified Party as a result of the Losses or action in respect thereof, referred to above in this Section 3.4 shall be deemed to include, for purposes of this Section 3.4, any legal or other expenses reasonably incurred by such Indemnified Party in connection with investigating or defending any such action or claim.

3.5	Survival. The obligations of the Company and Icahn Enterprises under this Section 3 shall survive the completion of the Tender Offer.

4. OTHER AGREEMENTS

4.1	Tax Allocation Agreement. If at any time after the consummation of the Tender Offer the Company becomes part of an affiliated group (as defined in the Code), of which American Entertainment Properties Corp. is the common parent, then the Company shall, and Icahn Enterprises shall cause American Entertainment Properties Corp. to, promptly enter into an amendment to the Tax Allocation Agreement substantially in the form attached hereto as Exhibit B.

4.2	Public Company Matters. Upon the consummation of the Tender Offer, unless approved by the Special Committee or a Disinterested Committee, for so long as (i) Icahn Enterprises or any of its Affiliates beneficially own (as determined pursuant to Rule 13d-3 promulgated under the Exchange Act), in the aggregate, in excess of 50% of the outstanding shares of Common Stock, (ii) the Common Stock is registered under Section 12 of the Exchange Act and (iii) any shares of Common Stock are beneficially owned (as determined pursuant to Rule 13d-3 promulgated under the Exchange Act) by a Person other than Icahn Enterprises or any of its Affiliates, then the Icahn Parties shall not, and shall take all actions necessary to cause the Icahn Controlled Affiliates not to, take any action, directly or indirectly, to cause:

(a) the Common Stock to cease to be quoted on the New York Stock Exchange (“NYSE”);

(b) the Common Stock to be deregistered under Section 12 of the Exchange Act;

(c) the Company to cease filing reports with the SEC required by Sections 13 and/or 15(d) of the Exchange Act, even if the Company may not be subject to the reporting requirements of Sections 13 and/or 15(d) of the Exchange Act; provided, however, that notwithstanding the foregoing, in the event the Company ceases to file reports with the SEC required by Sections 13 and/or 15(d) of the Exchange Act, Icahn Enterprises agrees to cause the Company to make publicly available the information concerning the Company specified in Rule 144(c)(2) under the Securities Act; or

(d) the Company to cease to maintain an audit committee comprising at least two directors who are not Affiliated with the Icahn Parties and are otherwise “independent” within the meaning of Rule 10A-3 under the Exchange Act and applicable rules and regulations of NYSE.

4.3	IEP Matters. Upon the consummation of the Tender Offer, unless approved by the Special Committee or a Disinterested Committee, for so long as (i) Icahn Enterprises or any of its Affiliates beneficially own (as determined pursuant to Rule 13d-3 promulgated under the Exchange Act), in the aggregate, in excess of 50% of the outstanding shares of Common Stock, (ii) the Common Stock is registered under Section 12 of the Exchange Act, and (iii) any shares of Common Stock are beneficially owned (as determined pursuant to Rule 13d-3 promulgated under the Exchange Act) by a Person other than Icahn Enterprises or any of its Affiliates, then the Icahn Parties shall not, and shall take all actions necessary to cause the Icahn Controlled Affiliates not to, directly or indirectly including as part of a “group” (as such term is applied under Section 13(d) of the Exchange Act)), alone or in concert with any other Person:

(a) enter into an agreement to effect, or consummate, any transaction to acquire all of the outstanding shares of the Common Stock; or

(b) enter into an agreement to effect, or consummate, any increase in its beneficial ownership (as determined pursuant to Rule 13d-3 promulgated under the Exchange Act) percentage in the Company above 84.0% of all outstanding shares of Common Stock, other than as a result of (i) a repurchase, redemption, retirement, cancellation, or other similar action with respect to the shares of Common Stock by the Company or (ii) participation in a securities offering by the Company that is offered to all stockholders of the Company on the same terms.

4.4	Confidentiality. Except for such information as is necessary to disseminate the Offer Documents necessary to consummate the Tender Offer, with respect to any Confidential Information furnished by the Company to the Icahn Parties and their Affiliates pursuant to this Agreement, the Icahn Parties agree to: (A) protect and safeguard the confidentiality of the Company’s Confidential Information with at least the same degree of care as the Company would protect its own Confidential Information, but in no event with less than a commercially reasonable degree of care; (B) not use the Company’s Confidential Information, or permit it to be accessed or used, for any purpose other than to perform their obligations under this Agreement; and (C) not disclose any such Confidential Information to any person or entity, except to the Icahn Parties’ representatives who need to know the Confidential Information to assist the Icahn Parties, or act on their behalf, to exercise their rights or perform their obligations under this Agreement. The Icahn Parties shall be responsible for any breach of this Section 4.4 caused by any of their respective representatives.

4.5	Fees and Expenses. Promptly following the Offer Closing or the abandonment of the Tender Offer, Icahn Enterprises shall reimburse the Company for 50% of the Expenses incurred by the Company in connection with the Tender Offer and the negotiation and preparation of this Agreement up to an aggregate amount equal to $100,000. As used in this Agreement, “Expenses” includes all reasonable and documented out-of-pocket expenses (including all reasonable and documented fees and expenses of counsel, accountants, financial advisors, experts and consultants) incurred by the Company or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement and the Tender Offer, including the preparation, printing, filing and mailing, as the case may be, of the Offer Documents, the Schedule 14D-9 and any amendments or supplements thereto and all other matters related to the Tender Offer.

5. ERISA MATTERS

5.1	ERISA Indemnification.

(a) IEP and Icahn Enterprises shall each jointly and severally indemnify the Company and all of the Company’s direct and indirect subsidiaries that are eligible to be included in a consolidated return with the Company (such subsidiaries, collectively with the Company, the “Company Group”) for any and all liability imposed upon any member of the Company Group pursuant to ERISA resulting from any member of the Company Group being considered a member of a controlled group within the meaning of ERISA § 4001(a)(14) or Code §§ 414(b) or 414(c) of which Icahn Enterprises is a member (the “Controlled Group”), except with respect to liability in respect of any employee benefit plan, as defined by ERISA § 3(3) (“Plan”), maintained by any member of the Company Group or any other Person in which the Company has any direct or indirect investment constituting a 5% or greater interest in such Person. IEP and Icahn Enterprises hereby represent that, except as disclosed on Exhibit C to this Agreement, to the best of their knowledge, there are no material unfunded liabilities with respect to any Plan maintained by any member of the Controlled Group, other than with respect to Plans maintained by members of the Company Group.

(b) The Company shall indemnify IEP, Icahn Enterprises, and each of the Other ERISA Affiliates for any and all liability imposed upon any of the foregoing pursuant to ERISA resulting from any of the foregoing being considered a member of a controlled group within the meaning of ERISA § 4001(a)(14) or Code §§ 414(b) or 414(c) of which any member of the Company Group is a member, except with respect to liability in respect of any Plan for which IEP and Icahn Enterprises are required to indemnify the Company Group pursuant to Section 5.1(a), above. The Company hereby represents that, except as disclosed on Exhibit D to this Agreement, to the best of the Company’s knowledge, there are no material unfunded liabilities with respect to any Plan for which the Company is required to indemnify IEP, Icahn Enterprises, and each of the Other ERISA Affiliates pursuant to this Section 5.1(b).

5.2	Cooperation. Icahn Enterprises:

(a) shall not, and shall not permit any of the Other ERISA Affiliates to, establish, sponsor, maintain or contribute to any Plan that would result in, or could reasonably be expected to result in, a material adverse effect on the Company Group;

(b) shall, promptly following a request by the Company, request, or cause the Other ERISA Affiliates to request from the administrator or sponsor of the applicable multiemployer plan as defined in ERISA § 4001(a)(3) (“Multiemployer Plan”), copies of (1) any documents described in ERISA § 101(k)(1) that the Company may request with respect to any Multiemployer Plan; and (2) any notices described in ERISA § 101(l)(l) that the Company may request with respect to any Multiemployer Plan; and

(c) shall, and shall cause the Other ERISA Affiliates to, comply in all material respects with the reporting and disclosure requirements under ERISA and the Code as they relate to Plans.

6. MISCELLANEOUS

6.1	Successors and Assigns. Except as otherwise provided herein, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the Parties and their respective successors and assigns. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the Parties or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the Parties (whether by operation of law or otherwise) without the prior written consent of the other Party.

6.2	Notices. Unless otherwise provided herein, any notice, request, waiver, claim, demand, instruction, consent or other communication required or permitted to be given by this Agreement shall be effective only if it is in writing and (i) delivered by hand or sent by certified mail, return receipt requested, (ii) sent by a nationally-recognized overnight delivery service with delivery confirmed, or (iii) emailed or faxed, with receipt confirmed, as follows:

If to the Company to:	CVR Energy, Inc.
2277 Plaza Drive, Suite 500 Sugar Land, TX 77479 Attn: Melissa M. Buhrig Email: mmbuhrig@cvrenergy.com

With a copy to:	Baker Botts L.L.P.
910 Louisiana St.
Houston, TX 77002
Attn: Clinton W. Rancher; Joshua Davidson
Email: clint.rancher@bakerbotts.com;
joshua.davidson@bakerbotts.com

Potter Anderson & Corroon LLP
1313 N. Market Street, 6th Floor
Wilmington, DE 19801-6108
Attn: Mark A. Morton
Email: mmorton@potteranderson.com

If to the Icahn Parties to:	Icahn Enterprises L.P.
16690 Collins Ave, PH-1 Sunny Isles Beach, FL 33160 (305) 422-4100 Attn: Jesse Lynn, General Counsel Email: Jlynn@sfire.com

With a copy to:	Proskauer Rose LLP
Eleven Times Square New York, NY 10036 Attn: Joshua A. Apfelroth; Louis E. Rambo Email: Japfelroth@proskauer.com; Lrambo@proskauer.com or to such other address or individual as the Party to whom notice is given may have previously furnished to the other in writing in the manner set forth above. All such notices, requests and other communications shall be deemed duly given and received by the recipient thereof on the date of delivery if received prior to 5:00 p.m. New York time on a Business Day. Otherwise, any such notice, request or communication shall be deemed to have been received on the next succeeding Business Day.

6.3	Amendments and Waivers. This Agreement may not be amended or supplemented, unless set forth in a writing signed by each Party; provided, that any amendment, modification or supplement shall also require the affirmative approval of the Special Committee or a Disinterested Committee. Except as otherwise permitted in this Agreement, the terms or conditions of this Agreement may not be waived unless set forth in a writing signed by the Party entitled to the benefits thereof. No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of such provision at any time in the future or a waiver of any other provision hereof. The rights and remedies of the Parties are cumulative and not alternative. Except as otherwise provided in this Agreement, neither the failure nor any delay by a Party in exercising any right, power or privilege under this Agreement will operate as a waiver of such right, power or privilege, and no single or partial exercise of any such right, power or privilege will preclude any other or further exercise of such right, power or privilege or the exercise of any other right, power or privilege.

6.4	Severability. Any term or provision of this Agreement that is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction or other authority declares that any term or provision hereof is invalid, void or unenforceable, the Parties agree that the court making such determination shall have the power to reduce the scope, duration, area or applicability of the term or provision, to delete specific words or phrases, or to replace any invalid, void or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision.

6.5	Governing Law. This Agreement shall be governed by the laws of the State of Delaware, without regard to conflict of laws principles.

6.6	Choice of Venue. The parties agree that any actions or other proceedings arising out of or relating to this Agreement shall be brought by the Parties and held and determined only in a Delaware state court or a federal court sitting in that state which shall be the exclusive venue of any such action or proceeding. Each Party waives any objection which such Party may now or hereafter have to the laying of venue of any such action or proceeding, and irrevocably consents and submits to the jurisdiction of such court (and the appropriate appellate courts) in any such action or proceeding. Any and all service of process and any other notice in any such action or proceeding shall be effective against such party when transmitted in accordance with Section 6.2(i). Nothing contained herein shall be deemed to affect the right of any Party to serve process in any manner permitted by applicable laws.

6.7	Entire Agreement. This Agreement and any documents related hereto constitutes the full and entire understanding and agreement between the Parties with regard to the subject matter hereof.

6.8	Counterparts. This Agreement may be executed in two or more counterparts (including by facsimile, .pdf or similar means of electronic communication), each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

6.9	Specific Performance. The Icahn Parties and the Company each agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by them in accordance with the terms hereof and that each Party shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or equity. Each Party hereto expressly waives any requirement that the other Party hereto obtain any bond or provide any indemnity in connection with any action seeking injunctive relief or specific enforcement of the provisions of this Agreement.

6.10	Definitions. For purposes of this Agreement:

(a) An “Affiliate” of, or a Person “Affiliated” with, a specified Person, is a Person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the Person specified. For purposes of this definition, “control” means possession, directly or indirectly, of the power to elect a majority of the board of directors or other governing body of an entity (whether through ownership of securities or partnership or other ownership interests, by contract or otherwise) and, without limiting the generality of the foregoing, (x) a Person who possesses, directly or indirectly, the power to control the general partner of a limited partnership shall be deemed to control such limited partnership, and (y) a Person who possesses, directly or indirectly, the power to control the manager or managing member of a limited liability company shall be deemed to control such limited liability company.

(b) “Confidential Information” means information about the Company’s business affairs and other sensitive or proprietary information provided pursuant to this Agreement, whether orally or in visual, written, electronic, or other form or media, and whether or not marked, designated, or otherwise identified as “confidential”; provided, that Confidential Information shall not include information that, at the time of disclosure: (i) is or becomes generally available to the public other than as a result of any breach of Section 4.4 by the Icahn Parties or any of their representatives; (ii) is obtained by the Icahn Parties or their representatives on a non-confidential basis from a third-party that was not legally or contractually restricted from disclosing such information; (iii) was in the Icahn Parties’ or their representatives’ possession prior to disclosure by the Company hereunder; (iv) was or is independently developed by the Icahn Parties or their representatives without using of any of the Company’s Confidential Information; or (v) is required to be disclosed under applicable federal, state, or local law, regulation, or a valid order issued by a court or governmental agency of competent jurisdiction.

(c) “Disinterested Committee” means a special committee of the Board comprised solely of independent directors of the Company who (i) are not Affiliated with and do not have any material relationship with any of the Icahn Parties or any of their Affiliates and (ii) are disinterested and independent under Delaware law as to the matter under consideration, and who have been empowered to freely select their own advisors and to reject any proposed transaction definitively.

(d) “ERISA” means the Employee Retirement Income Security Act of 1974, as amended and the rules and regulations promulgated thereunder.

(e) “Icahn Controlled Affiliate” means Carl C. Icahn and any of his Affiliates in which he beneficially owns (as determined pursuant to Rule 13d-3 promulgated under the Exchange Act) (regardless of any disclaimers of beneficial ownership contained in statements filed with the SEC), in the aggregate, in excess of 50% of the equity interests of such Affiliate.

(f) “Losses” means liabilities, losses, costs, damages, deficiencies, claims, actions, judgments, settlements, proceedings, causes of action, obligations, interest, awards, penalties, fines, demands, assessments, fees, costs or expenses (including without limitation, reasonable attorneys’ fees and disbursements and any legal or other expenses reasonably incurred in connection with investigating or defending any such Losses); provided, that Losses shall not include any consequential, indirect, special, incidental or punitive damages except to the extent paid or legally owed to a third party in connection with a Third Party Claim for which indemnification hereunder is otherwise required.

(g) “Other ERISA Affiliate” means any member of the Controlled Group that is not a member of the Company Group.

(h) “Person” means a natural person, partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated association, joint venture, governmental entity or other entity or organization.

(i) “Subsidiary” (and with the correlative meaning “Subsidiaries”), when used with respect to any Person, means any other Person, whether incorporated or unincorporated, of which (i) more than 50% of the Securities or other ownership interests or (ii) securities or other interests having by their terms power to elect or appoint more than 50% of the board of directors or others performing similar functions with respect to such corporation or other organization, is directly owned or controlled by such Person or by any one or more of its Subsidiaries.

(j) “Third Party Claim” means the assertion of any claim or the commencement of any pending or threatened claim, demand, suit, action or proceeding by any third party.

(k) “Tax Allocation Agreement” means the Tax Allocation Agreement, dated as of May 19, 2012, by and among American Entertainment Properties Corp. and the Company.

(l) “UAN” means CVR Partners, LP, a Delaware limited partnership.

[Remainder of page intentionally left blank; signature page follows]

IN WITNESS WHEREOF, the parties have executed this Tender Offer Agreement as of the date first written above.

CVR ENERGY, INC.

/s/ Dane J. Neumann
Name:	Dane J. Neumann
Title:	Executive Vice President, Chief Financial Officer, Treasurer and Assistant Secretary

ICAHN ENTERPRISES L.P.

By: Icahn Enterprises G.P. Inc., its general partner

/s/ Ted Papapostolou
Name:	Ted Papapostolou
Title:	Chief Financial Officer

ICAHN ENTERPRISES HOLDINGS L.P.

By: Icahn Enterprises G.P. Inc., its general partner

/s/ Ted Papapostolou
Name:	Ted Papapostolou
Title:	Chief Financial Officer

CARL C. ICAHN

/s/ Carl C. Icahn

[Signature Page to Tender Offer Agreement]

EXHIBIT A

EXHIBIT B

Form of Tax Allocation Agreement

See attached.

EXHIBIT C

EXHIBIT D

ERISA Matters – Material Unfunded Liabilities

None.

A-4